EXHIBIT 99.1

Westport Fuel Systems Supports Europe’s Proposed CO2 Emission Reduction Standards for Trucks

Westport HPDI 2.0™ Meets 2025 Targets Today

VANCOUVER, British Columbia, March 04, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) supports the upcoming Plenary vote in the European Parliament to pass Europe’s first CO2 regulations which set CO2 emission reduction targets for heavy-duty vehicles.  On February 27, 2019, the Committee for Environment, Public Health and Food Safety (“ENVI”) voted to approve the final text of the legislation previously approved by the Committee of Deputy Permanent Representatives on February 22, 2019. This has now set the stage for final approval by the European Parliament currently scheduled for the week of April 15, 2019.

Under the proposed legislation, heavy-duty truck original equipment manufacturers (“OEMs”) will be required to achieve a fleet average reduction of CO2 emissions of 15% by 2025 and 30% by 2030 compared to a 2019 baseline emission level.

“Heavy-duty natural gas vehicles featuring Westport HPDI 2.0™ technology provide a CO2 emission reduction benefit of approximately 20% compared to an equivalent diesel-fueled vehicle and are commercially available, cost competitive, and on the road in Europe today,” stated David Johnson, Chief Executive Officer of Westport Fuel Systems.  “The Westport HPDI 2.0™ system meets the expected 2025 target today and with blends of renewable natural gas, may enable CO2 emission reductions in excess of the 30% target that is expected to come into effect in 2030.”

In addition, the proposed Regulation calls on the Commission to submit a report in 2022 outlining a potential methodology to provide a credit for the contribution of additional CO2 emission reductions through the use of synthetic and advanced alternative liquid and gaseous fuels, including renewable natural gas. Furthermore, the Commission has been tasked with the development of a methodology to assess and report on the full life-cycle CO2 emissions of heavy-duty vehicles taking into account the CO2 impact of materials extraction and disposal and the manufacturing process.

“These Regulations send a strong signal in support of the continued development and accelerated deployment of alternative fuel technologies together with supporting refuelling infrastructure.  Future considerations to account for the emission reduction benefits of renewable natural gas and a full life-cycle accounting for heavy-duty vehicles sets the industry on a path to delivering a significant contribution to broader decarbonization goals,” said Johnson. “It is important that the CO2 reduction potential of using renewable fuels are fully recognized.  We look forward to the European Commission’s assessment of how to best account for these benefits.”

Further information on the new European Union CO2 reduction regulations can be found at https://bit.ly/2VggPI6

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding approval of the referenced CO2 emissions regulations, the characteristics of Westport Fuel Systems' HPDI 2.0 fuel system technology, future reports of the Commission and the findings thereof, the demand for our products, the future success of our business and technology strategies as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our industry and products, governmental policies and regulation, the general economy, conditions of and access to the capital and debt markets, technology innovations,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology and manufacture products and components, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.